June 18, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicholas Nalbantian

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1 (File No. 333-280174) REQUEST FOR WITHDRAWAL OF THE ACCELERATION OF EFFECTIVENESS

Dear Mr. Nalbantian,

EF Hutton LLC, as representative of the underwriters, hereby withdraw its request, filed on the Edgar system June 13, 2024, for acceleration of the effective date of the above-referenced Registration Statement on Form F-1.

EF Hutton LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking